UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

GENOCEA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

372427 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 372427 10 4	13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,671,667 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,671,667 (1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,667 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Shares of Common Stock are held of record by S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person, issued on February 10, 2014.
(2) Based on 17,217,104 shares of Common Stock outstanding as of February 10, 2014.

Cusip No. 372427 10 4	13D	Page 3 of 8

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Genocea Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at Cambridge Discovery Park, 100 Acorn Park Drive, 5th Floor, Cambridge, Massachusetts 02140.

Item 2.  Identity and Background.

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company incorporated under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GlaxoSmithKline plc. The Common Stock which is the subject of this Statement is held of record held by S.R. One, Limited (“S.R. One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

S.R. One acquired from the Issuer 143,773 shares of Common Stock on February 10, 2014 pursuant to the Issuer’s initial public offering (the “IPO”). The total consideration paid by S.R. One for these shares was $1,725,276, and such consideration was obtained from the working capital of S.R. One. S.R. One also acquired 1,527,894 shares of Common Stock on February 10, 2014 upon the conversion of (i) 9,230,769 shares of Series A Preferred Stock of the Issuer (the “Series A Preferred”) into 775,694 shares of Common Stock, (ii) 4,099,231 shares of Series B Preferred Stock of the Issuer (the “Series B Preferred”) into 344,473 shares of Common Stock, and (iii) 4,851,958 shares of Series C Preferred Stock of the Issuer (the “Series C Preferred” and, together with the Series A Preferred and the Series B Preferred, the “Preferred Stock”) into 407,727 shares of Common Stock, at the closing of the IPO. The conversion ratio was one share of Common Stock for every 11.9 shares of Preferred Stock.

Item 4.  Purpose of Transaction.

A.	Board Member

In February 2009, S.R. One appointed Simeon J. George, M.D., Vice President of S.R. One, to the board of directors of the Issuer pursuant to an investor rights agreement which terminated upon closing of the IPO. At the request of the Issuer, Dr. George currently remains on the Issuer’s board of directors. As of the IPO, S.R. One does not have the right to appoint or remove a director.

B.	Registration Rights Agreement

On October 21, 2013, the Issuer, S.R. One and certain other investors entered into the Fourth Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit 1 hereto. The registration rights granted to S.R. One pursuant to the Registration Rights Agreement include the following:

•	Demand Registration Rights. Following the date that is 180 days after the closing of the IPO, the holders of at least a majority of the Registrable Shares (as defined in the Registration Rights Agreement) may require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), at the Issuer’s expense with respect to the resale of their Registrable Shares so long as the aggregate value of the securities to be sold under the registration statement is reasonably anticipated to be at least $5,000,000, and the Issuer is required to use its best efforts to effect such registration.
•	Piggyback Registration Rights. If the Issuer proposes to register any of its Common Stock under the Securities Act for its own account or the account of any other holder, the holders of Registrable Shares are entitled to notice of such registration and to request that the Issuer include the Registrable Shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

Cusip No. 372427 10 4	13D	Page 4 of 8
•	Form S-3 Registration Rights. After the expiration of the 180-day period following the closing of the IPO, one or more holders of Registrable Shares will have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement is reasonably anticipated to be at least $3,000,000, subject to certain exceptions.
C.	Lockup Agreement

S.R. One and certain other investors each entered into a lock up agreement (the “Lock Up Agreement”), a copy of which is attached as Exhibit 2 hereto, with Citigroup Global Markets Inc. and Cowen and Company, LLC (both in their capacity as representatives of the underwriters for the IPO) (the “Representatives”).

Pursuant to the Lockup Agreement, S.R. One has agreed that for a period of 180 days following the date of the underwriting agreement, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into a transaction which is designed to, or may reasonably be expected to result in the disposition of), directly or indirectly, including the filing of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any shares of capital stock of the Issuer or any securities convertible into, or exercisable or exchangeable for such capital stock, subject to specified exceptions, which include but are not limited to transactions relating to shares of Common Stock acquired by S.R. One in the IPO or in open market transactions subsequent to the closing of the IPO.

D.	General

Other than as described above, S.R. One has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;
i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

S.R. One expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as S.R. One may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with its investment intent, S.R. One may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.  Interest in Securities of the Issuer.

Cusip No. 372427 10 4	13D	Page 5 of 8
a.	GlaxoSmithKline plc beneficially owns 1,671,667 shares of Common Stock, which represents 9.7% of the 17,217,104 shares of Common Stock outstanding as of February 10, 2014.
b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,671,667 shares of Common Stock described in Item 5a above.
c.	Except as described herein, no transaction in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.
d.	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc or S.R. One and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Fourth Amended and Restated Registration Rights Agreement by and among the Issuer and the parties listed therein dated as of October 21, 2013, a copy of which is incorporated herein by reference from Exhibit 4.5 to the registration statement on Form S-1 originally filed by the Issuer on December 23, 2013, as amended.
2	Lockup Agreement by and among S.R. One, Citigroup Global Markets Inc. and Cowen and Company, LLC, dated as of October 21, 2013.

Cusip No. 372427 10 4	13D	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

GLAXOSMITHKLINE PLC

By: /s/ Simon Dingemans

Name: Simon Dingemans
Title: Chief Financial Officer

Cusip No. 372427 10 4	13D	Page 7 of 8

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chairman Global Research & Development and Vaccines	Moroccan, Belgian & US
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Cusip No. 372427 10 4	13D	Page 8 of 8

Name	Business Address	Principal Occupation or Employment	Citizenship
Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman and Global Research & Development and Vaccines	Moroccan, Belgian & US
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics and Assurance and Company Secretary (interim)	British
Deirdre Connelly	5 Crescent Drive, Philadelphia, PA 19112	President, North America Pharmaceuticals	US
Abbas Hussain	150 Beach Road 22−00 Gateway West 189720 Singapore	President, Europe, Japan & Emerging Markets & Asia Pacific	British
William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British
Daniel Troy	5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare Worldwide	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	British